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                              June 8, 2023

       Jorge d Pablo
       Chief Executive Officer
       Enphys Acquisition Corp.
       216 East 45th Street
       13th Floor
       New York, NY 10017

                                                        Re: Enphys Acquisition
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed April 13,
2023
                                                            File No. 001-40879

       Dear Jorge d Pablo:

              We have reviewed your filing and have the following comments. In comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Risk factors, page 4

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future periodic filings to
include disclosure that addresses how this fact could impact your ability to complete your
initial business combination. For instance, discuss the risk to investors that you may not be
able to complete an initial business combination with a U.S. target company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses
 Jorge d Pablo
Enphys Acquisition Corp.
June 8, 2023
Page 2
         of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response and confirm that you will provide these disclosures in your future periodic filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joanna Lam at 202-551-3476 or Craig Arakawa, Branch Chief at 202-
551-3650 with any other questions.



FirstName LastNameJorge d Pablo                              Sincerely,
Comapany NameEnphys Acquisition Corp.
                                                             Division of
Corporation Finance
June 8, 2023 Page 2                                          Office of Energy &
Transportation
FirstName LastName